Exhibit 12.1

NEFF RENTAL LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,							Nine Months Ended September 30,
	2000	2001	2002	2003		2004		2004		2005
Earnings:

Pre-tax income (loss) from continuing operations	$(18,445)	$(21,592)	$(98,323)	$20,406		$6,029		$1,001		$(679)

Fixed charges	33,456	30,727	24,264	20,504		17,313		13,190		21,470

Total adjustments	33,456	30,727	24,264	20,504		17,313		13,190		21,470

Earnings available for fixed charges	$—	$—	$—	$40,910		$23,342		$14,191		$—

Fixed charges:

Interest expense (including debt issuance costs amortized to interest expense)	$33,456	$30,727	$24,264	$20,504		$17,313		$13,190		$21,470

Total fixed charges	$33,456	$30,727	$24,264	$20,504		$17,313		$13,190		$21,470

Ratio of earnings to fixed charges	0.0	0.0	0.0	2.0	x	1.3	x	1.1	x	0.0

Deficiency of earnings to cover fixed charges	$51,901	$52,319	$122,587	n/a		n/a		n/a		$22,149